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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8-66065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA Savvian Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
(No. and Street)

San Francisco, California 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Veatch (415) 318-3626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & Co. LLP (formerly Odenberg, Ullakko, Muranishi & Co. LLP)
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cm

AB 3/14

OATH OR AFFIRMATION

I, Daniel H. Veatch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCA Savvian Advisors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel H. Veatch
Signature

Chief Financial Officer
Title

Dorothy Frantin
Notary Public

DOROTHY FRANTIN
Commission # 1929417
Notary Public - California
San Francisco County
My Comm. Expires Mar 27, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GCA SAVVIAN ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS
(FORM SIPC-7)

DECEMBER 31, 2011

(WITH AGREED-UPON PROCEDURES REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

OUM &CO. LLP
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104

Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of
GCA Savvian Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by GCA Savvian Advisors, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating GCA Savvian Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GCA Savvian Advisors, LLC's management is responsible for GCA Savvian Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger and proof of payment, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger system reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger system reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 23, 2012

OUM &CO. LLP

ODENBERG | ULLAKKO | MURANISHI

Accountants & Business Advisors

GCA SAVVIAN ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2011

GCA SAVVIAN ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2011

TABLE OF CONTENTS

OUM &CO. LLP
Accountants & Business Advisors

465 California Street
Suite 700
San Francisco, CA 94104
Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
GCA Savvian Advisors, LLC

We have audited the accompanying statement of financial condition of GCA Savvian Advisors, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCA Savvian Advisors, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects when considered in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 23, 2012

GCA SAVVIAN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 26,626,657
Accounts receivable, net of allowance of $573,785	3,148,191
Due from affiliates	44,413
Deferred tax asset	777,461
Prepaid expenses	143,528
Total assets	$ 30,740,250

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 223,314
Accrued compensation	6,961,309
Due to affiliates	2,583,168
Deferred revenue	255,833
Deferred rent	795,058
Other accrued liabilities	759,700
Total liabilities	11,578,382
Commitments and contingencies (Note 6)	
Member's equity	19,161,868
Total liabilities and member's equity	$ 30,740,250

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

Revenues:	
Investment banking and transactional fees	$ 46,564,892
Expenses:	
Compensation and benefits	18,161,348
Professional services	586,067
Office and equipment leases	3,216,986
Marketing and business development	783,158
Allocations of revenue to affiliate on cross-border transactions	4,324,216
Other general and administrative	3,522,467
	30,594,242
Operating income	15,970,650
Gain on exchange rates	50,068
Other expenses	(25,294)
Interest income	25,125
Income before income taxes	16,020,549
Income taxes	6,379,938
Net income	$ 9,640,611

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

Member's equity, beginning of year	$ 20,043,763
Distributions to member	(10,522,506)
Net income for the period	9,640,611
Member's equity, end of year	$ 19,161,868

See accompanying notes to the financial statements.

GCA SAVVIAN ADVISORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ 9,640,611
Adjustments to reconcile net income to net cash provided by operating activities:	
Allowance for doubtful accounts receivable	(64,966)
Deferred rent	223,948
Deferred tax assets	(312,277)
Changes in operating assets and liabilities:	
Accounts receivable and other receivables	(1,538,537)
Due to affiliates, net	(688,318)
Prepaid expenses	(21,786)
Accounts payable	(37,601)
Accrued compensation	(700,402)
Deferred revenue	39,166
Other accrued liabilities	37,237
Cash provided by operating activities	6,577,075
Cash flows from financing activities:	
Distributions to member	(10,522,506)
Cash used for financing activities	(10,522,506)
Net decrease in cash and cash equivalents	(3,945,431)
Cash and cash equivalents, beginning of year	30,572,088
Cash and cash equivalents, end of year	$ 26,626,657
Cash paid to GCA Savvian, LLC during the year for:	
Income taxes	$ 4,147,500

See accompanying notes to the financial statements.

(1) Organization and Operations

GCA Savvian Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc., a Delaware corporation. GCA Savvian, Inc. is a wholly owned subsidiary of GCA Savvian Group Corporation (GCASG Corp.), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. The Company was originally licensed on November 24, 2003 as Perseus Advisors, LLC. In February 2006, the Company changed its business name to Savvian Advisors, LLC. In March 2008, the Company changed its business name to GCA Savvian Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 5, all of the Company's revenues are derived in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of warrants received as compensation for services provided; the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCA Savvian Corp. (GCAS), a subsidiary of GCASG Corp.; and the allocation of compensation and benefits incurred by GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. on behalf of the Company.

(b) *Basis of Accounting*

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) *Revenue Recognition*

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized monthly as services are provided. Transactional fees are recognized as revenue when the related transaction is completed and fees are earned.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided.

From time to time, the Company receives a portion of its transaction fees in the form of equity instruments such as common or preferred stock, or warrants. Such investments are sold upon receipt to GCA Savvian, LLC, an affiliate of the Company, at the estimated fair value of the respective equity instruments. During 2011, the Company received warrants from three clients and recognized $679,359 of transaction fee revenue for the warrants received. The Company estimated the fair value of those warrants using a Black-Scholes-Merton option pricing model.

The Company recognizes direct reimbursements of client related expenses related to its investment banking services as a reduction in general and administrative expenses. Direct reimbursements of client related expenses of $681,380 were recognized in 2011.

For the year ended December 31, 2011, 14.7%, or $6,854,545, of the revenue was from one client.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase. As of December 31, 2011, cash equivalents totaling $2,364,323 consisted of investments in a money market fund with an average maturity of less than three months. The money market fund invests solely in U.S. Treasury Bills.

The Company places its cash with a well established financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company's non-interest bearing cash balances were fully insured at December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each

financial institution, and the Company's non-interest bearing cash balances may again exceed federally insured limits.

The Company utilizes the guidance in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company's fair value measurements utilize quoted prices in active markets for all cash equivalents and, therefore, are valued at "Level 1" in the fair value hierarchy, as defined by ASC 820.

(e) ***Accounts Receivable and Allowance for Doubtful Accounts***

Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Historically, the Company's credit losses have not been significant; however, as of December 31, 2011, the Company has recorded an allowance for doubtful accounts of $573,785. Allowances for doubtful accounts are generally based on specifically identifying accounts that are past due that are deemed by management to not likely be collectible. As of December 31, 2011, 77.5%, or $2,440,786, of the net accounts receivable outstanding are from two clients.

(f) ***Fair Value of Financial Instruments***

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(g) ***Income Taxes***

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc. As the Company's results of operations provide the funding source for payment of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by GCA Savvian, Inc.

The Company adopted the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which it is required to file income tax returns, as well as for all open tax years in these jurisdictions. As such, no liabilities for uncertain income tax positions were recorded upon adoption or as of December 31, 2011.

(h) ***Advertising and Promotion Costs***

The Company expenses advertising and promotion costs as incurred. Advertising and promotion costs were $60,100 for the year ended December 31, 2011, and are included in marketing and business development expenses in the accompanying financial statements.

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2011, the Company did not make any profit-sharing contributions to the plan.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2011 is as follows:

	Current	Deferred	Total
Federal	$ 5,339,413	$ (277,449)	$ 5,061,964
State	1,352,802	(34,828)	1,317,974
	$ 6,692,215	$ (312,277)	$ 6,379,938

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2011 primarily relate to California income taxes, accrued compensation and deferred rent.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become

deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. As of December 31, 2011, management has not recorded any valuation allowance on existing deferred tax assets.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Expense Reimbursement Agreement. Specifically, the Company recognized $176,387 of other general and administrative expenses, $2,931,592 of office and equipment lease expenses, and $722,885 of compensation and benefits expenses in 2011 for costs incurred by GCA Savvian, LLC on behalf of the Company.

In addition, the Company recognizes certain other expenses that are incurred by GCA Savvian, LLC and GCA Savvian, Inc. on behalf of the Company in its financial statements. Specifically, the Company recognized $1,276,079 of net compensation and benefits related expense incurred by GCA Savvian, LLC on behalf of the Company and $6,691,415 of income tax provision incurred by GCA Savvian, Inc. for federal, state, and local income taxes. The Company made cash distributions to GCA Savvian, Inc. to fund compensation and benefits and income taxes incurred by affiliates on its behalf.

From time to time, the Company receives warrants as a form of compensation for its services. The Company sold $679,359 of warrants received in 2011 to GCA Savvian, LLC. No gain was recognized on the sale of warrants to GCA Savvian, LLC.

In addition, the Company and GCAS have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company recognized $22,086 of net reimbursements from GCAS in 2011 in other general and administrative expenses. The Company and GCAS allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology. During 2011, the Company recognized $2,251,455 of revenue from cross-border transactions initiated by GCAS (included in investment banking and transaction fees on the accompanying statement of income), and allocated $4,324,216 of revenue to GCAS for cross-border transactions initiated by the Company (included in expenses on the accompanying statement of income).

As of December 31, 2011, the Company had receivables from GCAS of $22,086, from GCA Savvian Europe Limited, a subsidiary of GCASG Corp., of $13,141 and from GCA Savvian Inc. of $9,186. The Company had outstanding payables at

December 31, 2011 of $2,125,049 to GCAS, $197,129 to GCASG Corp. and $260,990 to GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc.

(6) Commitments and Contingencies

(a) *Leases*

GCA Savvian, LLC has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2017. The Company incurred $2,473,240 of office facility lease expense and $743,746 of equipment and furniture lease expense during 2011 consisting primarily of reimbursements to GCA Savvian, LLC under the Expense Reimbursement Agreement.

The office facility leases for the San Francisco, CA, New York, NY, Menlo Park, CA and Chicago, IL offices provide for escalating rent payments or free rent periods during the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under lease obligations for years ending after December 31, 2011 are as follows:

Year ending December 31,	Office facilities	Furniture and equipment
2012	$ 1,982,621	$ 3,420
2013	2,116,252	-
2014	1,100,850	-
2015	1,125,532	-
2016	1,074,221	-
Thereafter	530,259	-
	$ 7,929,735	$ 3,420

(b) *Legal Matters*

The Company is subject to various pending and threatened legal actions which arise in the normal course of business. The Company is not aware of any material pending on threatened litigation as of December 31, 2011.

(c) *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that

the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $15,000,989, which was $14,229,096 in excess of its net capital requirement of $771,893. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1 as of December 31, 2011.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(7) Subsequent Events

The Company has evaluated subsequent events through February 23, 2012, the date the accompanying financial statements were available to be issued, and has determined there are no matters requiring disclosure.

SUPPLEMENTAL INFORMATION

GCA SAVVIAN ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2011

Net capital:	
Total member's equity	$ 19,161,868
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(3,148,191)
Due from affiliates	(44,413)
Deferred tax asset	(777,461)
Prepaid expenses	(143,528)
Total deductions and/or charges	(4,113,593)
Net capital before haircuts on securities positions	15,048,275
Less - haircuts on securities positions	47,286
Net capital	$ 15,000,989
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 223,314
Accrued compensation	6,961,309
Due to affiliates	2,583,168
Deferred revenue	255,833
Deferred rent	795,058
Other accrued liabilities	759,700
Total aggregate indebtedness	$ 11,578,382
Computation of basic net capital requirement:	
Net capital	15,000,989
Minimum net capital required (6 2/3% of aggregate indebtedness or $100,000, whichever is greater)	771,893
Excess net capital	$ 14,229,096
Ratio: Aggregate indebtedness to net capital	0.77 to 1

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited FOCUS report Part II of Form X-17-A-5 as of December 31, 2011.

See Report of Independent Registered Public Accounting Firm.

OUM &CO. LLP
Accountants & Business Advisors
465 California Street
Suite 700
San Francisco, CA 94104
Phone: (415) 434-3744
Fax: (415) 788-2260
www.oumcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member
GCA Savvian Advisors, LLC

In planning and performing our audit of the financial statements of GCA Savvian Advisors, LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

OUM & Co. LLP

San Francisco, California
February 23, 2012